March 13, 2026

Jonathan Cross
Chairman
Shefford Companies, Inc.
1852 Banking Street Suite 29551
Greensboro, NC 27408

       Re: Shefford Companies, Inc.
           Amendment No. 2 to Registration Statement on Form 10-12G Filed August 15, 2025
           File No. 000-56601
Dear Jonathan Cross:

        We issued comments to you on the above captioned filing on September 11, 2025. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 27, 2026.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Victor Cecco at 202-551-2064 or Ben Phippen at 202-551-3697 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance